UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*
_______________________

Web.com Group, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

94733A104
(CUSIP Number)

Christopher G. Lanning
c/o General Atlantic
55 East 52nd Street, 32nd Floor
New York, NY 10055
Tel. No.:  (203) 629-8600
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)
_______________________

March 4, 2014
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 21 Pages)

CUSIP No. 94733A104	SCHEDULE 13D	Page 2 of 21 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GA-NWS Investor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,806,599
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,806,599
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,806,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 94733A104	SCHEDULE 13D	Page 3 of 21 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners 83, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,806,599
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,806,599
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,806,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 94733A104	SCHEDULE 13D	Page 4 of 21 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP-W, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,806,599
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,806,599
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,806,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 94733A104	SCHEDULE 13D	Page 5 of 21 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GapStar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,806,599
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,806,599
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,806,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 94733A104	SCHEDULE 13D	Page 6 of 21 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,806,599
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,806,599
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,806,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 94733A104	SCHEDULE 13D	Page 7 of 21 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,806,599
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,806,599
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,806,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 94733A104	SCHEDULE 13D	Page 8 of 21 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,806,599
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,806,599
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,806,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 94733A104	SCHEDULE 13D	Page 9 of 21 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,806,599
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,806,599
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,806,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 94733A104	SCHEDULE 13D	Page 10 of 21 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,806,599
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,806,599
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,806,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 94733A104	SCHEDULE 13D	Page 11 of 21 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,806,599
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,806,599
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,806,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 94733A104	SCHEDULE 13D	Page 12 of 21 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,806,599
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,806,599
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,806,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 94733A104	SCHEDULE 13D	Page 13 of 21 Pages

Item 1.  Security and Issuer.

This Amendment No. 5 (this “Amendment”) to Schedule 13D filed on November 2, 2011, as amended by Amendment No. 1 filed on May 18, 2012, Amendment No. 2 filed on February 13, 2013, Amendment No. 3 filed on May 21, 2013 and Amendment No. 4 filed on September 11, 2013, relates to the common stock, par value $0.001 per share (the “Common Stock”), of Web.com Group, Inc., a Delaware corporation (the “Company”), and is being filed to amend the Schedule 13D as specifically set forth below.  The address of the principal executive office of the Company is 12808 Gran Bay Parkway West, Jacksonville, Florida 32258.

This Amendment is being filed to report the fact that as of March 4, 2014, the Reporting Persons have ceased to be the beneficial owners of more than 5% of the Common Stock.

Item 2.  Identity and Background.

Item 2 is hereby amended and restated as follows:

This statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The members of the group are GA-NWS Investor LLC, a Delaware limited liability company (“GA Investor”), General Atlantic Partners 83, L.P., a Delaware limited partnership (“GAP 83”), GAP-W, LLC, a Delaware limited liability company (“GAP-W”), GapStar, LLC, a Delaware limited liability company (“GapStar”), GAPCO GmbH & Co. KG, a German limited partnership (“KG”), GAP Coinvestments CDA, L.P., a Delaware limited partnership (“CDA”), GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”), GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”), GAPCO Management GmbH, a German corporation (“GmbH Management”), General Atlantic GenPar, L.P., a Delaware limited partnership (“GenPar”), and General Atlantic LLC, a Delaware limited liability company (“GA” and, collectively with GA Investor, GAP 83, GAP-W, GapStar, KG, CDA, GAPCO III, GAPCO IV, GmBH Management and GenPar, the “Reporting Persons”).  The Reporting Persons (other than KG and GmbH Management) are located at c/o General Atlantic Service Company, LLC, 55 East 52nd Street, 32nd Floor, New York, NY 10055.  KG and GmbH Management are located c/o General Atlantic GmbH, Maximilianstrasse 35b, 80539 Munich, Germany.

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

GA is the general partner of GenPar, which is the general partner of GAP 83. GAP 83 is the controlling member of, and GAP-W, GapStar, KG, CDA, GAPCO III and GAPCO IV are each members of, GA Investor. GA is the managing member of GAPCO III and GAPCO IV. The officers of GapStar and the managing directors of GA Investor are managing directors of GA.  GmbH Management is the general partner of KG. There are 23 managing directors of GA (the “GA Managing Directors”).  The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and hereby incorporated by reference.  The present principal occupation or employment of each of the GA Managing Directors is as a Managing Director of GA.

None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

No material change.

CUSIP No. 94733A104	SCHEDULE 13D	Page 14 of 21 Pages

Item 4.  Purpose of Transaction.

Item 4 is hereby supplemented as follows:

GA Investor sold 87,090 shares of Common Stock on March 4, 2014 at a price of $37.40 per share; 631,461 shares of Common Stock on March 5, 2014 at a price of $37.04 per share and 25,000 shares of Common Stock on March 6, 2014 at a price of $37.18 per share, in each case, in open market transactions.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)           As of the date hereof, GA Investor owns of record 1,806,599 shares of Common Stock, representing 3.5% of the Company’s issued and outstanding shares of Common Stock (based upon a total of 51,327,855 shares of Common Stock stated to be outstanding by the Company as of February 24, 2014 as reported in the Form 10-K filed with the Securities and Exchange Commission on February 28, 2014). As of the date hereof, GAP 83, GAP-W, GapStar, KG, CDA, GAPCO III, GAPCO IV, GmbH Management, GenPar and GA each own of record no shares of Common Stock.  As of the date hereof, the Reporting Persons may be deemed to beneficially own, in the aggregate, 1,806,599 shares of Common Stock, representing approximately 3.5% of the Company’s outstanding Common Stock.

By virtue of the fact that (i) GA is the general partner of GenPar, (ii) GenPar is the general partner of GAP 83, (iii) GAP 83 is the controlling member of GA Investor, (iv) GAP-W, GapStar, KG, CDA, GAPCO III  and GAPCO IV are each members of GA Investor, (v) GA is the managing member of GAPCO III and GAPCO IV, (vi) GmbH Management is the general partner of KG, and (vii) the officers of GapStar and the managing directors of GA Investor who are authorized and empowered to vote and dispose of the securities of GA Investor, are GA Managing Directors, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock owned of record by GA Investor.  The Managing Directors of GA are listed on Schedule A hereto (collectively, the “GA Managing Directors”). Each of the GA Managing Directors disclaims ownership of such shares beneficially owned by the Reporting Persons, except to the extent he or she has a pecuniary interest therein.

(b)           (i)           None of the Reporting Persons has the sole power to direct the voting and disposition of the shares of Common Stock which each owns of record.

                (ii)          Please see Item 5(a), which is hereby incorporated by reference.

(c)           Except as set forth in Item 4 or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(d)           No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock owned by any member of the group.

 (e)           Not Applicable.

CUSIP No. 94733A104	SCHEDULE 13D	Page 15 of 21 Pages

 Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is further supplemented by incorporating by reference the information set forth under Item 4 above.

Item 7.  Material to be Filed as Exhibits.

The documents filed as exhibits in the Schedule 13D are hereby incorporated by reference herein.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. (As previously filed.)

CUSIP No. 94733A104	SCHEDULE 13D	Page 16 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 2014.

GA-NWS INVESTOR LLC

By:	/s/ Christopher G. Lanning
Name: Christopher G. Lanning
Title: Managing Director

GENERAL ATLANTIC PARTNERS 83, L.P.

By:	General Atlantic GenPar, L.P.,
its general partner

By:	General Atlantic LLC,
its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAP-W, LLC

By:	General Atlantic GenPar, L.P.,
Its manager

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

CUSIP No. 94733A104	SCHEDULE 13D	Page 17 of 21 Pages

GAPSTAR, LLC

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Vice President

GAPCO GMBH & CO. KG

By:	GAPCO Management GmbH,
Its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC,
Its managing member

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

CUSIP No. 94733A104	SCHEDULE 13D	Page 18 of 21 Pages

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC,
Its managing member

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAPCO MANAGEMENT GMBH

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GENERAL ATLANTIC GENPAR, L.P.

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

CUSIP No. 94733A104	SCHEDULE 13D	Page 19 of 21 Pages

SCHEDULE A

GA Managing Directors

Name	Business Address	Citizenship
Steven A. Denning (Chairman)	600 Steamboat Road Greenwich, Connecticut 06830	United States
William E. Ford (Chief Executive Officer)	55 East 52nd Street 32nd Floor New York, New York 10055	United States
J. Frank Brown (Chief Operating Officer)	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Thomas J. Murphy (Chief Financial Officer)	600 Steamboat Road Greenwich, Connecticut 06830	United States
John D. Bernstein	23 Savile Row London W1S 2ET United Kingdom	United Kingdom
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Mark F. Dzialga	600 Steamboat Road Greenwich, Connecticut 06830	United States
Cory A. Eaves	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Martin Escobari	Rua Dr. Renato Paes de Barros, 1017 15Ъ andar 04530-001 Sao Paulo, Brazil	Bolivia and Brazil

CUSIP No. 94733A104	SCHEDULE 13D	Page 20 of 21 Pages

Name	Business Address	Citizenship
Patricia Hedley	600 Steamboat Road Greenwich, Connecticut 06830	United States
David C. Hodgson	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Rene M. Kern	55 East 52nd Street 32nd Floor New York, New York 10055	United States and Germany
Jonathan C. Korngold	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Christopher G. Lanning	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Xuesong Jeff X. Leng	Suite 5801, 58th Floor Two International Finance Center 8 Finance Street Central, Hong Kong	Hong Kong SAR
Anton J. Levy	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Adrianna C. Ma	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Sandeep Naik	17th Floor Express Towers Nariman Point Mumbai 400 021 India	United States

CUSIP No. 94733A104	SCHEDULE 13D	Page 21 of 21 Pages

Name	Business Address	Citizenship
Andrew C. Pearson	600 Steamboat Road Greenwich, Connecticut 06830	United States
Brett B. Rochkind	228 Hamilton Ave. Palo Alto, CA 94301	United States
David A. Rosenstein	55 East 52nd Street 32nd Floor New York, New York 10055	United States and Germany
Philip P. Trahanas	600 Steamboat Road Greenwich, Connecticut 06830	United States
Robbert Vorhoff	55 East 52nd Street 32nd Floor New York, New York 10055	United States